                                     [LOGO]

                                               Filed pursuant to Rule 424(b)(1)
                                                     Registration No. 333-44944

                     RIGHTS OFFERING OF 1,500,000 SHARES OF
                         COMMON STOCK AT $1.25 PER SHARE


        THE RIGHTS OFFERING WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                    ON OCTOBER 30, 2000, UNLESS WE EXTEND IT.

                          Terms of the Rights Offering

                               ------------------

- We are distributing rights to purchase additional shares of our common stock for a price of $1.25 per share to all of our shareholders of record on September 15, 2000.

- You have been granted 0.323 rights for each share of common stock you held on the record date. Each whole right entitles you to purchase one share of our common stock for $1.25 per share.

- We will not issue fractional rights or fractional shares. If the number of shares of common stock you held on the record date would result in your receipt of fractional rights, the number of rights issued to you is being rounded down to the nearest whole right. As a result, our shareholders of record that held fewer than four shares as of September 15, 2000 are not receiving rights.

- To participate in this rights offering, you must exercise your rights before they expire at 5:00 p.m. New York City time, on October 30, 2000, unless we extend the offering.

- You may not sell or transfer the rights. We do not intend to list the rights on any securities exchange or include them in any automated quotation system.

- Since August 4, 2000, our common stock has traded on the Nasdaq SmallCap Market System under the symbol "PWHS." On September 20, 2000, the last reported sale price for our common stock was $1.63 per share.

- We will use all of the net proceeds from the rights offering for working capital and general corporate purposes.

- OUR BOARD OF DIRECTORS DOES NOT MAKE ANY RECOMMENDATION TO YOU ABOUT WHETHER YOU SHOULD EXERCISE ANY OF YOUR RIGHTS.

                               ------------------

     THE EXERCISE OF YOUR RIGHTS INVOLVES SUBSTANTIAL RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                                    Subscription Price     Net Proceeds To Paper Warehouse
                                                    ------------------     -------------------------------
Per Share......................................            $1.25                        $1.21
Total..........................................          $1,875,000                  $1,811,000


                               ------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is October 2, 2000.

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Documents Incorporated by Reference......................................     i
Where You Can Find More Information......................................    ii
Questions and Answers About the Rights Offering..........................     1
Prospectus Summary.......................................................     4
Risk Factors.............................................................    10
Forward-Looking Statements...............................................    18
Use of Proceeds..........................................................    19
Price Range of Our Common Stock..........................................    19
Capitalization...........................................................    20
Anti-dilution............................................................    21
The Rights Offering......................................................    22
Business.................................................................    29
Plan of Distribution.....................................................    39
Material U.S. Federal Income Tax Consequences............................    39
Legal Matters............................................................    41
Experts..................................................................    41


                       DOCUMENTS INCORPORATED BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" certain documents, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, except to the extent that this prospectus updates or supersedes the information. We incorporate by reference the documents listed below which we have previously filed with the SEC (SEC file no. 0-23389):

     - our Annual Report on Form 10-K for the fiscal year ended January 28, 2000, including the portions incorporated by reference from our proxy statement in connection with our 2000 annual meeting of shareholders;

     - our Quarterly Reports on Form 10-Q for the quarters ended April 28, 2000 and July 28, 2000; and

     - the description of our common stock contained in our Registration Statement on Form 8-A, including any amendments or reports filed for the purpose of updating this description.

     We also incorporate by reference the information contained in all other documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus. The information will be considered part of this prospectus from the date the document is filed and will supplement or amend the information contained in this prospectus.

     We will provide you, at no charge, a copy of the documents we incorporate by reference in this prospectus. TO OBTAIN TIMELY DELIVERY, REQUESTS FOR COPIES SHOULD BE MADE NO LATER THAN OCTOBER 23, 2000 (FIVE BUSINESS DAYS BEFORE THE EXPIRATION OF THE OFFER).

     To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

                              Paper Warehouse, Inc.
                            7630 Excelsior Boulevard
                          Minneapolis, Minnesota 55426
                          Attn: Shareholder Information
                                 (952) 936-1000

                               ------------------

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Exchange Act file number for our SEC filings is 0-23389. Our SEC filings made electronically through the SEC's EDGAR system are available to the public at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the following SEC public reference rooms:

Judiciary Plaza            Citicorp Center              7 World Trade Center
450 Fifth Street, N.W.     500 West Madison Street      Suite 1300
Washington, D.C. 20549     Chicago, Illinois 60621      New York, New York 10048

     You may obtain information regarding the operation of the SEC's public reference rooms by calling the SEC at 1-800-SEC-0330.

     We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933, and the rules and regulations promulgated thereunder, with respect to this rights offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the attached exhibits and schedules. The statements contained in this prospectus as to the contents of any contract, agreement or other document that is filed as an exhibit to the registration statement are not necessarily complete. Accordingly, each such statement is qualified in all respects by reference to the full text of such contract, agreement or document filed as an exhibit to the registration statement or otherwise filed with the SEC.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any securities in any state or other jurisdiction in which the offer or solicitation is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

                               ------------------

     IN THIS PROSPECTUS, "PAPER WAREHOUSE," "THE COMPANY," "WE," "US" AND "OUR" REFER TO PAPER WAREHOUSE, INC. AND OUR SUBSIDIARIES, UNLESS THE CONTEXT SPECIFICALLY INDICATES OTHERWISE.

     PAPER WAREHOUSE,-REGISTERED TRADEMARK- PARTY UNIVERSE-REGISTERED TRADEMARK- AND PARTYSMART-REGISTERED TRADEMARK- ARE REGISTERED TRADEMARKS OF OURS.

     OUR FISCAL YEAR ENDS ON THE FRIDAY CLOSEST TO JANUARY 31ST.

                 QUESTIONS AND ANSWERS ABOUT THE RIGHTS OFFERING

WHAT IS A RIGHTS OFFERING?

A rights offering is a distribution of rights on a pro rata basis to all of our shareholders. We are distributing 0.323 rights for each share of our common stock you held on September 15, 2000.

We will not issue fractional rights or fractional shares. If the number of shares of common stock you held on the record date would result in your receipt of fractional rights, the number of rights issued to you is being rounded down to the nearest whole right. As a result, our shareholders of record that held fewer than four shares as of September 15, 2000 are not receiving rights.

WHAT IS A RIGHT?

Each whole right entitles you to purchase one share of our common stock at a subscription price of $1.25 per share. When you "exercise" a whole right, that means that you choose to purchase the common stock that the right entitles you to purchase. You may exercise any number of your rights, or you may choose not to exercise any of your rights. You cannot, however, give or sell your rights to anyone else -- only you can exercise them.

CAN I PURCHASE ADDITIONAL SHARES BEYOND THOSE THAT I HAVE THE RIGHT TO PURCHASE?

No. You can only exercise the rights that you are granted in the rights offering. If other shareholders do not exercise their rights, neither you nor anyone else will have the right to exercise them.

WHY IS PAPER WAREHOUSE OFFERING THE RIGHTS?

We are offering the rights in order to raise money for working capital and general corporate purposes. After review by our management and Board of Directors, we have determined that this rights offering is the best approach to raising such money.

HOW DID PAPER WAREHOUSE ARRIVE AT THE $1.25 PER SHARE PRICE?

In determining the subscription price per share for the rights offering, our Board of Directors considered several factors including:

-    the historic and current market price of our common stock,

-    general conditions in the securities market, and

-    pricing of similar transactions.

Because of his interest in this transaction, Yale T. Dolginow, our Chairman of the Board, President and Chief Executive Officer and Diane C. Dolginow, did not participate in the deliberations or decision regarding the subscription price.

HOW DO I EXERCISE MY RIGHTS?

You must properly complete the attached rights certificate and deliver it, along with proper payment for each share that you wish to purchase, to the subscription agent before 5:00 p.m., New York City time on October 30, 2000.

The instructions also describe an alternate procedure called a "guaranteed delivery" procedure, which allows an extra three days to deliver the rights certificate if full payment is received before the expiration date of the rights offering and a securities broker or qualified financial institution signs a form to guaranty that the rights certificate will be timely delivered.

MUST I PAY THE SUBSCRIPTION PRICE IN CASH?

All shareholders granted rights who wish to participate in the rights offering, must timely pay the subscription price by wire transfer, certified or cashier's check drawn on a U.S. bank, U.S. postal money order or personal check that clears before the expiration time of the rights offering.

WHAT IF A BROKER, BANK, TRUST COMPANY OR OTHER NOMINEE IS THE RECORD HOLDER OF MY SHARES?

If you wish to exercise your rights, please promptly contact the broker, bank, trust company or other nominee holding your shares. Your broker or other nominee holder is the record holder of the shares you own and must exercise the rights on your behalf for shares you wish to purchase or arrange for a rights certificate issued in your name. The broker, bank or other nominee has been requested to contact you for instructions on exercising your rights.

HOW SOON MUST I ACT?

The rights expire at 5:00 p.m., New York City time, on October 30, 2000. The subscription agent must actually receive all required documents and payments before that time and date. Rights not exercised by the expiration date will be null and void.

AFTER I EXERCISE MY RIGHTS, CAN I CHANGE MY MIND?

No. Once you send in your rights certificate and payment, you cannot revoke the exercise of your rights, even if you later learn information about us that you consider to be unfavorable. You should not exercise your rights unless you are certain that you wish to purchase additional shares of our common stock at a price of $1.25 per share.

CAN I SELL OR GIVE AWAY MY RIGHTS?

No. The rights are non-transferable.

IS EXERCISING MY RIGHTS RISKY?

The exercise of your rights involves risks. Exercising your rights means buying additional shares of our common stock, and should be considered as carefully as you would consider other equity investments. Among other things, you should carefully consider the risks described under the heading "Risk Factors," beginning on page 9.

HAS PAPER WAREHOUSE'S BOARD OF DIRECTORS MADE A RECOMMENDATION REGARDING THIS RIGHTS OFFERING?

Our Board of Directors does not make any recommendation to you about whether you should exercise any or all of your rights.

WHAT FEES OR CHARGES APPLY IF I EXERCISE MY RIGHTS?

We are not charging any fee or sales commission to issue rights to you or to issue shares to you if you exercise your rights. If you exercise your rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge.

WHEN WILL I RECEIVE MY NEW SHARES?

If you purchase shares of common stock through the rights offering, you will receive certificates representing those shares as soon as practicable after October 30, 2000, unless we decide not to issue certificates, in which case the subscription agent will make a book-entry for your shares. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

WHAT ARE THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF EXERCISING MY RIGHTS?

The receipt and exercise of your rights are intended to be nontaxable. You should, however, seek specific tax advice from your personal tax advisor.

WHAT HAPPENS IF I CHOOSE NOT TO EXERCISE MY RIGHTS?

You are not required to exercise any rights or otherwise take any action in response to this rights offering. If you do not exercise any rights and the rights offering is completed, the number of shares which you own will not change, but your percentage ownership of our total outstanding common stock will decline.

HOW MANY SHARES OF PAPER WAREHOUSE COMMON STOCK WILL BE OUTSTANDING AFTER THE RIGHTS OFFERING?

The number of shares of common stock outstanding after the rights offering depends on the number of rights exercised by our shareholders. If all of the shareholders exercise all of their rights, then there will be 6,144,940 shares of our common stock outstanding after the rights offering, assuming we do not issue any other shares of our common stock after the date of this prospectus.

The percentage ownership of Yale T. Dolginow, our Chairman of the Board, President and Chief Executive Officer, in our company will increase to the extent other shareholders do not exercise their rights. Mr. Dolginow has indicated to us that he intends to exercise all of the rights he will be granted in the rights offering, subject to market conditions, in which case he will beneficially own approximately 2,535,454 shares, or 48.2%, of our common stock outstanding after the rights offering, if no one else exercises their rights in the rights offering.

HOW MUCH MONEY WILL PAPER WAREHOUSE RECEIVE FROM THE RIGHTS OFFERING?

The amount of money we will raise from the rights offering depends on the number of rights exercised by our shareholders. If every shareholder exercises all of their rights, our gross proceeds from the rights offering will be approximately $1,875,000. It is unlikely that every shareholder will exercise their rights. Yale T. Dolginow, our Chairman of the Board, President and Chief Executive Officer, has indicated to us that he intends to exercise all of his rights, subject to market conditions, which means that we can expect to receive at least $774,000 in proceeds in connection with the rights offering.

CAN PAPER WAREHOUSE CANCEL THE RIGHTS OFFERING?

Yes. Our Board of Directors may cancel the rights offering at any time on or before October 30, 2000, for any reason. If we cancel the rights offering, we will promptly refund any money received from shareholders, without interest.

WHAT IF I HAVE MORE QUESTIONS?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact Wells Fargo Bank Minnesota, N.A. at 1-800-380-1372.

                               PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS THE INFORMATION CONTAINED ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE DECIDING WHETHER TO EXERCISE YOUR RIGHTS. FOR A MORE COMPLETE UNDERSTANDING OF THIS RIGHTS OFFERING, OUR COMMON STOCK AND OUR COMPANY, WE ENCOURAGE YOU TO READ THIS ENTIRE PROSPECTUS AND THE DOCUMENTS TO WHICH WE REFER YOU UNDER THE HEADING "DOCUMENTS INCORPORATED BY REFERENCE."

                                 PAPER WAREHOUSE

     Paper Warehouse is a growing chain of retail stores specializing in party supplies and paper goods. As of July 28, 2000, we had 146 stores, including 99 company-owned stores and 47 franchise stores. These stores are conveniently located in major retail trade areas to provide customers with easy access. We operate these stores under the names Paper Warehouse and Party Universe and operate a web site under the name PartySmart.com. Our eight principal markets are:

  -  Minneapolis/St. Paul, MN      -  Kansas City, MO and KS      -  Denver, CO
  -  Oklahoma City/Tulsa, OK       -  Des Moines, IA              -  Seattle, WA
  -  Tucson, AZ                    -  Omaha, NE

     We offer an extensive selection of party supplies and paper goods, at everyday low prices, for a wide variety of celebratory occasions, everyday uses and seasonal events, including:

     CELEBRATORY OCCASIONS AND EVERYDAY USES               SEASONAL EVENTS
  -  birthdays                                   -  Valentine's Day     -  Halloween
  -  weddings                                    -  Easter              -  Christmas
  -  baby showers                                -  Fourth of July      -  Hanukkah
  -  graduations                                 -  Thanksgiving        -  New Year's
  -  other family and religious celebrations

     Through our 8,500 square foot superstore prototype, we offer a comprehensive selection of over 19,000 different products, offering customers the convenience of one-stop shopping for all of their party supplies and paper goods needs. Our merchandise is organized by party themes. The prominent signage, wide aisles, knowledgeable staff and depth of product offerings allow customers to coordinate various merchandise offerings for all party occasions. We believe that our extensive product selection and high in-stock positions stimulate customers to purchase additional products.

     The first Paper Warehouse store opened in Minneapolis, Minnesota in 1983. We purchased the business, consisting of three stores located in the Minneapolis/St. Paul metropolitan area in 1986, and incorporated it in Minnesota in 1987.

     Our executive offices are located at 7630 Excelsior Boulevard, Minneapolis, Minnesota 55426, and our telephone number is (952) 936-1000. Our web site address is http://www.paperwarehouse.com. Our web site and the information contained on that site, or connected to that site, are not incorporated into and do not constitute a part of this prospectus.

                               THE RIGHTS OFFERING

Rights granted............... We have granted each person who was a record holder of our common stock on the record date,
                              0.323 rights for each share of common stock then held. You may purchase one whole share of common stock for every whole right granted. To exercise your rights, you must deliver a rights certificate for each share of common stock for which you subscribe.

                              We will not issue fractional rights or fractional shares. If the number of shares of common stock you held on the record date would result in your receipt of fractional rights, the number of rights issued to you is being rounded down to the nearest whole right. As a result, our shareholders of record that held fewer than four shares as of September 15, 2000 are not receiving rights.

Securities offered........... We are offering 1,500,000 shares of our common stock to be issued upon exercise of the rights.

Shares of common stock
  outstanding prior to this
  rights offering............ 4,644,940 shares outstanding on September 15,
                              2000.

Shares of common stock
  outstanding after this
  rights offering............ 6,144,940 shares, assuming this offering is completed and all of the rights are exercised.

Record date.................. September 15, 2000.

Expiration date and time..... The rights expire at 5:00 p.m., New York City time, on October 30, 2000, unless we extend it or all of the rights are properly exercised before that time and date.

Reasons for the rights
  offering................... We have determined that it would be advisable to raise money for working capital and general corporate purposes. After review by our management and the Board of Directors, this rights offering was determined to be the best approach to raise money for these purposes.

No Board recommendation...... Our Board of Directors makes no recommendation to shareholders regarding the exercise of rights under this offering. Shareholders who exercise any rights risk investment loss on new money invested.

                              We cannot assure you that the $1.25 subscription price will remain at or below the market price for our common stock during the rights offering, or that anyone purchasing shares at the $1.25 subscription price will be able to sell those shares in the future at a higher price. We refer you to the section entitled "Risk Factors."

Subscription price........... $1.25 per share, payable in cash.

Basis for subscription price. Our Board of Directors approved the $1.25 subscription price. Because of his interest in this transaction, Yale T. Dolginow, our Chairman of the Board, President and Chief Executive Officer, and his spouse, Diane C. Dolginow, did not participate in the deliberations or decision regarding the subscription price.

Transferability of rights.... The rights are not transferable which means that only you may exercise them. You may not sell, give away or otherwise transfer your rights to anyone.

No revocation................ If you exercise any rights, you are not allowed to revoke or change the exercise or request a refund of monies paid.

Subscription agent........... Wells Fargo Bank Minnesota, N.A.

Procedure for exercising
  rights..................... To exercise rights, you must complete the enclosed rights certificate and deliver it, along with full payment for the shares purchased, to the subscription agent prior to the expiration date.

                              You may deliver the documents and payments by mail or commercial courier. If regular mail is used for this purpose, we recommend using insured, registered mail.

                              You may use an alternative "guaranteed delivery" procedure if you are unable to deliver the rights certificate before the expiration date, subject to the requirements of this procedure described under the heading "The Rights Offering--Guaranteed Delivery Procedure."

Payment adjustments.......... If you send a payment that is insufficient to purchase the number of shares requested, or if the number of shares requested is not specified in the forms you return to the subscription agent, the payment received will be applied to exercise your rights to the extent of the payment. If the payment exceeds the amount required to exercise all of your rights, we will refund that excess as soon as practicable. We will not pay interest on any payments received under the rights offering.

Nominee accounts............. If you wish to exercise your rights and purchase shares in this rights offering and your shares are held by a broker, bank, trust company or other nominee, you should promptly contact those record holders and request them to exercise the rights on your behalf. You may also contact the nominee and request the nominee to send a separate rights certificate to you.

                              You are responsible for the payment of any fees that brokers or other persons holding your shares may charge in connection with the exercise of your rights and the purpose of your shares.

U.S. federal income tax
  consequences............... For U.S. federal income tax purposes, we believe that a shareholder will not recognize taxable income upon the receipt or exercise of rights. We refer you to the section entitled "Material U.S. Federal Income Tax Consequences."

                              We urge you to consult your own tax adviser concerning the tax consequences of this rights offering under your own tax situation.

                              This prospectus does not summarize tax
                              consequences arising under state, local or foreign tax laws, or any tax laws relating to special tax circumstances or particular types of taxpayers.

Stock certificates........... Unless we decide to issue uncertificated shares, we will deliver stock certificates representing shares of our common stock purchased upon exercise of your rights as soon as practicable after the expiration date.

Withdrawal, amendment and
  extension.................. We may withdraw, amend or extend the rights offering at any time prior to the expiration date and for any reason. If we withdraw the rights offering, we will return all funds received in the rights offering without interest to those persons who exercised their rights and subscribed for shares in the rights offering.

                        SUMMARY FINANCIAL DATA

     We derived the following summary consolidated statements of operations data and consolidated balance sheet data from both our audited and unaudited financial statements and related notes. Our unaudited consolidated statements of operations data for the six months ended July 28, 2000 and July 30, 1999 and consolidated balance sheet data as of July 28, 2000 and July 30, 1999 include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of results for these unaudited periods. The consolidated results of operations for the six months ended July 28, 2000 are not necessarily indicative of the results of operations that may be expected for the full fiscal year 2000.

     You should read the summary consolidated financial data presented below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements with related notes and other financial information contained in or incorporated by reference in our Annual Report on Form 10-K for the year ended January 28, 2000 and our Quarterly Reports on Form 10-Q for the quarters ended April 28, 2000 and July 28, 2000, which we incorporate by reference in this prospectus. See "Documents Incorporated By Reference."

                                                              FISCAL YEARS ENDED                                 SIX MONTHS ENDED
                                      -------------------------------------------------------------------     ----------------------
                                      FEBRUARY 2,  JANUARY 31,  JANUARY 30,    JANUARY 29,    JANUARY 28,     JULY 30,      JULY 28,
                                         1996         1997         1998           1999           2000           1999          2000
                                      -----------  -----------  -----------    -----------    -----------     --------      --------
                                                                                                                   (UNAUDITED)
                                                      ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues .........................     $33,478      $43,002      $ 52,949       $ 63,491       $ 82,371       $ 36,614     $ 43,330
Repositioning credit
  (charge) .......................          --           --            --             --         (3,962)            --          530
Operating income (loss) ..........       1,781        2,080           889           (667)        (6,496)        (1,539)         388
Net (loss) income ................       1,286        1,303          (191)          (521)        (4,449)        (1,116)        (106)
Basic and diluted net loss
  per share ......................          --           --            --           (.11)          (.96)          (.24)        (.02)
Pro forma net (loss)
  income .........................         797          808          (207)            --             --             --           --
Pro forma diluted net (loss)
  income per share ...............         .32          .32          (.08)            --             --             --           --

OTHER DATA:
Number of stores open at year-end:
  Company-owned stores ...........          55           64            73             97            102             97           99
  Franchise stores ...............          53           50            51             46             47             46           47

Comparable store sales Increase ..        13.6%         9.0%          9.7%           2.9%           9.5%           6.3%        13.5%

BALANCE SHEET DATA:
Working capital ..................     $   925      $ 1,701      $  9,383       $  5,369       $  4,701       $  8,053     $  4,551
Total assets .....................      14,934       16,270        21,017         30,453         37,389         36,082       37,170
Total current and long-term
  debt, including capital
  lease obligations ..............       8,021       11,240         1,753          8,808         13,467         12,974       15,663
Total stockholders' equity .......       3,124        1,793        14,594         14,090          9,641         12,974        9,550


                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS BEFORE DECIDING WHETHER TO EXERCISE YOUR RIGHTS AND PURCHASE SHARES OF OUR COMMON STOCK IN THE RIGHTS OFFERING. YOU SHOULD ALSO CONSIDER THE RISKS DESCRIBED BELOW WHEN YOU EVALUATE OUR PERFORMANCE AND THE FORWARD-LOOKING STATEMENTS WE MAKE IN THIS PROSPECTUS, THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS AND OTHERWISE FROM TIME TO TIME. MANY FACTORS, INCLUDING THE RISKS DESCRIBED BELOW AND OTHER RISKS WE HAVE NOT RECOGNIZED, COULD CAUSE OUR OPERATING RESULTS TO BE DIFFERENT FROM OUR EXPECTATIONS AND PLANS.

RISKS RELATING TO OUR BUSINESS

  WE HAVE EXPERIENCED LOSSES AND MAY NOT BE PROFITABLE

     We incurred a net loss of $4.4 million for fiscal 1999, a net loss of $521,000 for fiscal 1998 and a pro forma net loss of $207,000 for fiscal 1997. We incurred a net loss of approximately $106,000 for the six months ended July 28, 2000, which included pre-tax beneficial adjustments of $530,000 related to the repositioning charge taken in fiscal 1999. Excluding the $4.0 million pre-tax repositioning charge recorded in fiscal 1999, we attribute these losses principally to:

     - an immature store basis stemming from the opening of 27 company-owned stores during fiscal 1998, 10 of which were franchise stores that were purchased, and 8 stores during fiscal 1999;

     - increases in competition among party supplies and paper goods retailers in our geographic markets;

     - increases in store labor expenses due to the rise in the average hourly wage rates and the additional staff needed to support our growth;

     - increases in general and administrative expenses necessary to support our store base and to continue to build our infrastructure;

     - increases in interest expense related to our fiscal 1999 issuance of $4.0 million convertible subordinated debt in addition to the amortization of deferred financing costs related to fiscal 1999 financing activities;

     - operational and start-up costs of our e-commerce business of approximately $1.4 million, excluding the impairment charge;

     - increases in the amortization expense related to goodwill from our purchases of franchise stores; and

     - expenses associated with a canceled acquisition and repayment of debt in fiscal 1997.

     We cannot assure you that we will generate sufficient revenues, or control operating expenses, to achieve or sustain profitability in future years. If we are unable to achieve profitability in the near future, we may not be able to realize our deferred tax assets of approximately $3.5 million at July 28, 2000, and we may be required to reserve for a portion of, or write off, these assets.

  WE MAY NOT HAVE SUFFICIENT OPERATING CAPITAL AVAILABLE TO OPERATE OUR BUSINESS

     As a result of the continuing liquidity needs of our business and borrowing limits and the possibility of continuing operating losses in our business, it is possible that we may not have available to us adequate liquidity to meet all of the operating cash needs of our business.

  WE MAY NOT BE ABLE TO PROFITABLY GROW OUR BUSINESS

     In order to profitably grow our business, we need to increase sales in our existing markets and open stores in new markets. Opening additional company-owned stores in existing markets could reduce sales from our stores located in or near those markets and stores opened in new markets may not be profitable. In addition, the opening of additional stores could put additional strain on our existing store base to leverage the new stores' fixed cost structure.

  WE MAY NOT BE ABLE TO EFFECTIVELY EXECUTE OUR LONG-TERM GROWTH STRATEGY

     Our long-term growth strategy requires effective planning and management. Once a new geographic market is identified, we must obtain suitable store sites on acceptable terms. Also, the competitive and merchandising challenges we face in new geographic markets may be different from the challenges we face in our existing geographic markets. We may have to adapt to regional tastes and customs and compete against established and familiar local businesses with innovative or unique techniques for marketing party supplies and paper goods. Entering new markets may also place significant demands on our management, financial controls, operations and information systems. This may cause us to incur higher costs relating to marketing and operations. Expansion will require an increase in our personnel, particularly store managers and sales associates, to operate our new stores.

  OUR PLANS TO REMODEL AND RELOCATE STORES MAY REDUCE PROFITABILITY

     Our plans to remodel and relocate stores are subject to several risks, including:

     -    the loss of sales during the remodeling or relocation period;

     -    cost overruns of the remodeling or relocation; and

     -    failure to achieve increased sales after the remodeling or relocation.

     To date, we have remodeled 2 stores and relocated 3 stores. We remodel our stores periodically to maintain a fresh look for the customer, standardize store layout and fixtures, and improve merchandise presentation. Remodeling may be as simple as repainting or creating new signage to as extensive as conducting a total makeover. We relocate a store when it is too small and there is no room to expand at the existing location or when a store is not performing in its present location and a better location is available.

  WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND OUR OPERATIONS AND SUPPORT OUR LONG-TERM GROWTH STRATEGY

     We believe that the combination of the net proceeds from this rights offering, cash flow from operations and available borrowing capacity under our $15.0 million, multi-year revolving credit facility, will be adequate to handle our cash requirements through the next 12 months. We may, however, need to raise additional capital in the future to fund our operations and support our long-term growth.

Financial difficulties of our competitors and our recent losses may affect our ability to obtain financing. Furthermore, additional financing may not be available, or may not be available on favorable terms. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, implement our long-term growth strategy, take advantage of future opportunities or respond in a timely manner to competitive pressures.

  OUR ANNUAL RESULTS ARE DEPENDENT ON SECOND AND FOURTH QUARTERS

     We generate a significant portion of our operating income in our second and fourth fiscal quarters because of the seasonality of our revenues and promotional expenses. Any factor that negatively affects our revenues or increases our operating expenses during the second and fourth fiscal quarters could negatively affect our annual results of operations. As a result of the seasonality of our revenues, we incurred a loss in the first quarter of fiscal 2000 and expect to incur a net loss for the first quarter of each fiscal year in the foreseeable future. Although we typically realize strong sales during the third quarter, due to increased promotional activities, we have historically experienced reduced operating income for this quarter.

  COMPETITION MAY REDUCE OUR REVENUES AND OPERATING INCOME

     Increased competition by existing or future competitors may reduce our sales and cause us to incur a loss. As a result of competition from other specialty party supplies and paper goods retailers, we have experienced reduced sales growth in our existing stores and incurred additional marketing and promotional expenses. Our stores compete with a variety of smaller and larger retailers, including:

     - specialty party supplies and paper goods retailers, including other party superstores;

     -    card shops and designated departments in mass merchandisers;

     -    discount retailers;

     -    toy stores;

     -    drug stores;

     -    supermarkets;

     -    department stores; and

     -    other Internet retailers.

     Many of our competitors have substantially greater financial and personnel resources than we do. Some of our competitors have been, or may be, funded by certain members of the vendor community. We may also encounter additional competition from new entrants in the future in our existing markets.

  OUR BUSINESS DEPENDS ON CONTINUED GOOD RELATIONS WITH OUR SUPPLIERS

     Our failure to maintain good relationships with our principal suppliers or the loss of our principal suppliers would hurt our business. In fiscal 1999, our largest supplier accounted for approximately 17% of our purchases and our five largest suppliers represented approximately 51% of our purchases. Many of our principal suppliers currently provide us with incentives like volume purchasing allowances and trade discounts. If our suppliers were to reduce or discontinue these incentives, prices from our suppliers would increase and our profitability would be reduced. We do not have long-term contracts with any of our suppliers, and any supplier could discontinue selling to us at any time.

  WE NEED TO ATTRACT AND RETAIN QUALITY EMPLOYEES

     Our success depends on attracting and retaining a large and growing number of quality employees, including key employees. Many of our employees are in entry level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling costs is subject to external factors, such as unemployment levels, minimum wage legislation and changing demographics.

  A FAILURE IN EXECUTING OUR FRANCHISE PROGRAM MAY REDUCE OUR PROFITABILITY

     Our continued growth and success depends in part upon our ability to attract, contract with and retain qualified franchisees. It also depends upon the ability of those franchisees to operate their stores successfully and promote and develop the Paper Warehouse store concept. During fiscal 2000, we plan to establish approximately 10 new franchise stores. Although we have established criteria to evaluate prospective franchisees, and our franchise agreements include certain operating standards, each franchisee operates his/her store independently. Various laws limit our ability to influence the day-to-day operations of our franchise stores. We cannot assure you that franchisees will be able to operate Paper Warehouse stores successfully and in a manner consistent with our concepts and standards. As a result, our franchisees may operate their stores in a manner that reduces the gross revenues of these stores, and therefore reduces our franchise revenues.

     Paper Warehouse, as a franchisor, is subject to both regulation by the Federal Trade Commission and state laws regulating the offer and sale of franchises. These regulations limit our ability to terminate or refuse to renew franchises. Our franchisees are also subject to labor laws, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. Our failure to obtain or maintain approvals to sell franchises, or a franchisee's violation of any labor law, could cause us to lose or reduce our franchise revenues.

  A CHANGE IN CONSUMER PREFERENCES COULD NEGATIVELY AFFECT OUR BUSINESS

     If consumer demand for single-use, disposable party goods were to diminish, the party supplies and paper goods industry and our revenues would be negatively affected. For example, if cost increases in raw materials such as paper, plastic, cardboard or petroleum were to cause our prices to increase significantly, consumers might decide to forgo the convenience associated with single-use, disposable products and use standard dinnerware and flatware. Similarly, changes in consumer preferences away from disposable products and in favor of reusable products for environmental or other reasons could reduce the demand for our products.

  REGIONAL RISKS MAY AFFECT OUR BUSINESS

     Because our operations are located principally in eight metropolitan areas, we are subject to certain regional risks, such as the economy, weather conditions, natural disasters and government regulations. If any region in which we operate stores were to suffer an economic downturn or other adverse regional risks were to occur, our sales and profitability could decline and our ability to implement our growth strategy would be hindered.

  OUR INTERNET STRATEGY IS NOT LIKELY TO BE PROFITABLE

     Although we have scaled-back the extent of, and minimized our financial exposure to, our e-commerce venture, operation of the web site still requires management's ongoing attention and the dedication of our merchandising, accounting and information systems departments. In addition, although we have made attempts to minimize the financial impact of the web store, there are still incremental costs to operate the site. Our web site is not likely to generate any profits in the foreseeable future and we are not likely to recapture the money invested in our Internet strategy.

  OUR FORMER STATUS AS AN S-CORPORATION COULD EXPOSE US TO LIABILITY

     From February 1993 to November 1997, we were treated as an S-corporation under the Internal Revenue Code. In connection with the completion of our initial public offering, we converted to a C-corporation. If the IRS or any state taxing authority were to challenge our prior S-corporation status, we could be liable to pay corporate taxes on our income, at the effective corporate tax rate, for all or a part of the period we were an S-corporation, plus interest and possibly penalties.

  WE NEED TO ANTICIPATE AND RESPOND TO MERCHANDISING TRENDS

     Our success depends in part on our ability to anticipate and respond in a timely manner to changing merchandise trends and consumer demands. We make merchandising decisions well in advance of the seasons during which we will sell the merchandise. As a result, if we fail to identify and respond quickly to emerging trends, consumer acceptance of the merchandise in our stores could diminish and we may experience a reduction in revenues. We sell certain licensed products that are in great demand for short time periods, making it difficult to project our inventory needs for these products. Significantly greater or less-than-projected product demand, particularly for our juvenile licensed products, could lead to one or more of the following:

     -    lost sales due to insufficient inventory;

     -    higher carrying costs associated with slower turning inventory; and

     -    reduced or eliminated margins due to mark downs on excess inventory.

  OUR INDEBTEDNESS COULD NEGATIVELY AFFECT OUR FINANCIAL POSITION

     As of July 28, 2000, we had approximately $15.7 million of borrowings outstanding, which includes amounts outstanding under our revolving line of credit, our subordinated debt, our mortgage and capital leases. We may incur additional indebtedness, and realize increased interest expense, in the future. Our level of indebtedness could:

     -    impair our ability to obtain additional financing;

     - cause a substantial portion of our cash flow from operations to be spent on principal and interest payments;

     -    affect our ability to fund our operations;

     - make us more vulnerable to industry downturns and competitive pressures;

     - prevent us from making interest and principal payments on our debt obligations; and

     - prevent us from meeting certain financial tests contained in our debt obligations, which could lead to a default on those obligations.

  OUR COMPANY IS CONTROLLED BY OUR MANAGEMENT

     As of July 28, 2000, Yale T. Dolginow, our Chairman of the Board, President and Chief Executive Officer, owned or had the right to vote and control the disposition of 41.3% of our outstanding common stock. Mr. Dolginow's percentage ownership in our company will increase to the extent other shareholders do not exercise their rights. Mr. Dolginow has indicated to us that he intends to exercise all of the rights he will be granted in the rights offering, subject to market conditions, in which case he will beneficially own approximately 2,535,454 shares, or 48.2%, of our common stock outstanding after the rights offering, if no one else exercises their rights in the rights offering. Accordingly, Yale T. Dolginow may have the ability to elect our directors and determine the outcome of other corporate actions requiring shareholder approval. This control could have the effect of delaying, deferring or preventing a change in control of our company.

RISKS RELATING TO EXERCISING YOUR RIGHTS AND INVESTING IN OUR COMMON STOCK

  THE TRADING PRICE OF OUR COMMON STOCK MAY DECLINE

     We cannot assure you that the public trading market price of our common stock will not decline before the rights expire. If you exercise your rights and then the public trading market price of the common stock decreases below $1.25, then you will have committed to buy shares of our common stock at a price above the prevailing market price. Moreover, we cannot assure you that following the exercise of your rights you will be able to sell your shares of common stock at a price equal to or greater than the $1.25 subscription price. Until certificates are delivered upon expiration of the rights offering, you may not be able to sell the shares of our common stock you purchase in the rights offering. Unless we decide to issue uncertificated shares, we will deliver certificates representing shares of our common stock purchased as soon as practicable after expiration of the rights offering. We will not pay you interest on funds delivered to the subscription agent pursuant to the exercise of your rights.

  YOU MAY NOT REVOKE OR CHANGE YOUR EXERCISE OF RIGHTS

     You are not allowed to revoke or change your exercise of rights after you send in your subscription forms and payment, even if the market price of our common stock falls prior to the closing of this rights offering. If we elect to withdraw or terminate the rights offering, neither we nor the subscription agent will have any obligation with respect to the rights, except to return, without interest, any subscription payments.

  IF YOU DESIRE TO PURCHASE SHARES IN THE RIGHTS OFFERING, YOU MUST ACT PROMPTLY AND FOLLOW ALL SUBSCRIPTION INSTRUCTIONS

     If you desire to purchase shares in the rights offering, you must act promptly to ensure that all required forms and payments are actually received by the subscription agent prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, the subscription agent may, depending on the circumstances, reject your subscription or accept it to the full extent of the payment received. Neither we nor the subscription agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your rights properly follows the correct procedures.

  THERE IS A RISK IN USING A PERSONAL CHECK TO PAY FOR SHARES PURCHASED IN THE RIGHTS OFFERING

     Any personal check used to pay for shares of our common stock in the rights offering must clear prior to the expiration date, and the clearing process may require five or more business days.

   YOU MAY EXPERIENCE A DELAY IN YOUR ABILITY TO RESELL THE SHARES OF COMMON STOCK PURCHASED IN THE RIGHTS OFFERING

     If you exercise rights, you may not be able to resell the new shares purchased until you (or your broker or other nominee) have received a stock certificate for the shares purchased, or an indication that the shares have been registered in your name by the subscription agent. Although we will endeavor to issue the appropriate certificates as soon as practicable after completion of the rights offering, unless we issue uncertificated shares, there may be some delay between the expiration date and the time we are able to issue the new stock certificates.

  THE SUBSCRIPTION PRICE IS NOT AN INDICATION OF THE VALUE OF PAPER WAREHOUSE OR OUR COMMON STOCK

     The $1.25 subscription price was set by our Board of Directors (with Yale
T. Dolginow and Diane C. Dolginow abstaining) and does not necessarily bear any relationship to the book value of our assets, past operations, cash flows, losses, financial condition or any other established criteria for value. You should not consider the $1.25 subscription price as an indication of the value of Paper Warehouse or our common stock.

RISKS RELATING TO NOT EXERCISING YOUR RIGHTS AND PURCHASING ADDITIONAL COMMON SHARES OF OUR COMMON STOCK

  IF YOU DO NOT EXERCISE YOUR RIGHTS, YOU MAY SUFFER SIGNIFICANT DILUTION

     If you do not exercise all of your rights, you may suffer significant dilution of your percentage ownership of our common stock relative to shareholders who exercise their rights. For example, if you own 100,000 shares of common stock before the rights offering, or approximately 2.2% of our common stock, and you exercise none of your rights while all other rights are exercised, then your percentage ownership will be reduced to 1.6%.

  THE RIGHTS ARE NON-TRANSFERABLE AND THUS THERE WILL BE NO MARKET FOR THEM

     You cannot give or sell your rights to anyone else -- only you can exercise them. We do not intend to list the rights on any securities exchange or include them in any automated quotation system. Therefore, there will no market for the rights.

  BY NOT EXERCISING YOUR RIGHTS AND PURCHASING ADDITIONAL SHARES OF OUR COMMON STOCK FOR $1.25 PER SHARE, YOU MAY LOSE OUT ON ANY FUTURE INCREASES IN THE VALUE OF OUR COMMON STOCK

     The principal risk you run in not exercising your rights and purchasing additional shares of common stock is that you will lose out on any future increases in the value of our common stock. It is possible that the $1.25 subscription price may be less than the price that might be received by our shareholders if they were to sell their shares in the public market or if our company were to be sold. We have no immediate plans to sell our company, but a sale transaction could occur at any time.

  DESPITE THE RATHER NEGATIVE RISK FACTORS SET FORTH ABOVE, MANAGEMENT AND YOUR BOARD OF DIRECTORS BELIEVE STRONGLY IN OUR COMPANY AND ITS PROSPECTS

     The "risks relating to our business" set forth above are risks that a shareholder should consider in purchasing additional shares of our common stock, and are necessarily a conservative view of our prospects. Management and your board of directors, on the other hand, believe strongly in our company and its prospects. Yale T. Dolginow, our Chairman of the Board, President and Chief Executive Officer, has indicated to us that he intends to exercise all of the rights he will be granted in the rights offering, subject to market conditions.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and the documents to which we refer you and incorporate herein by reference contain forward-looking statements regarding our business and prospects, such as projections of future performance, statements of management's plans and objectives, forecasts of market trends, and other matters that are forward-looking statements within the meaning of Sections 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.

     Statements containing the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimates," "projects," "believes," "expects," "anticipates," "intends," "target," "goal," "plans," "objective," "should" or similar expressions identify forward-looking statements, which may appear in this prospectus and in documents, reports, filings with the Securities and Exchange Commission, news releases, written or oral presentations made by our officers or other representatives to analysts, shareholders, investors, news organizations and others, and discussions with our management and other company representatives. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

     Our future results, including results related to forward-looking statements, involve a number of risks and uncertainties. No assurance can be given that the results reflected in any forward-looking statements will be achieved. Any forward-looking statements made by us or on our behalf speak only as of the date on which this statement is made. Our forward-looking statements are based upon assumptions that are sometimes based upon estimates, data, communications and other information from suppliers, government agencies and other sources that may be subject to revision. We do not undertake any obligation to update or keep current either any forward-looking statement to reflect events or circumstances arising after the date of such statement, or the important factors that could cause our future results to differ materially from historical results or trends, results anticipated or planned by us, or which are reflected from time to time in any forward-looking statement which may be made by us or on our behalf.

     In addition to other matters identified or described by us from time to time in filings with the SEC, there are several important factors that could cause our future results to differ materially from historical results or trends, results anticipated or planned by us, or results that are reflected from time to time in any forward-looking statement that may be made by us or on our behalf. Some of these important factors we listed under the heading "Risk Factors."

                                 USE OF PROCEEDS

     We will receive up to $1,875,000 in gross proceeds from the rights offering. The exact amount of proceeds will depend on the number of rights exercised by our shareholders. Yale T. Dolginow, our Chairman of the Board, President and Chief Executive Officer, has indicated to us that he intends to exercise all of his rights, subject to market conditions, which means that we can expect to receive at least $774,000 in proceeds in connection with the rights offering. We will pay from the net proceeds of this rights offering the estimated offering expenses of approximately $64,000. We will use the net proceeds from the rights offering of approximately $1,811,000 for working capital and general corporate purposes.

                         PRICE RANGE OF OUR COMMON STOCK

     From our initial public offering on November 24, 1997 until August 3, 2000, our common stock was traded on the Nasdaq National Market, under the symbol PWHS. Since August 4, 2000 our common stock has traded on the Nasdaq SmallCap Market, under the symbol PWHS. The following table sets forth the high and low closing prices for our common stock, as reported by the Nasdaq National Market, for the periods indicated:

                                                                HIGH          LOW
                                                               ------        ------
          FISCAL YEAR ENDING FEBRUARY 2, 2001

          First quarter .....................................  $ 1.75        $ 0.88
          Second quarter ....................................    1.56          0.63
          Third quarter .....................................    2.00          1.25

          FISCAL YEAR ENDED JANUARY 28, 2000

          First quarter .....................................  $ 2.25        $ 1.69
          Second quarter ....................................    3.06          1.70
          Third quarter .....................................    2.50          1.50
          Fourth quarter ....................................    2.19          1.38

          FISCAL YEAR ENDED JANUARY 29, 1999

          First quarter .....................................  $ 7.00        $ 4.63
          Second quarter ....................................    5.25          3.88
          Third quarter .....................................    4.13          1.69
          Fourth quarter ....................................    3.00          2.02

     The foregoing prices reflect inter-dealer prices, without dealer markup, mark-down or commissions, and may not represent actual transactions.

     As of April 28, 2000, we had approximately 161 shareholders of record of our common stock and an estimated 960 beneficial holders whose shares were registered in the names of nominees.

     We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. It is the policy of our Board of Directors to retain any earnings to provide for our continued growth and development.

                                 CAPITALIZATION

     The following table sets forth our short-term debt and capitalization (1) on an actual basis as of July 28, 2000, and (2) on an as adjusted basis to reflect this rights offering, assuming all of the rights are exercised by our shareholders. This table should be read together with the consolidated financial statements and notes thereto incorporated by reference into this prospectus.

                                                                                             July 28, 2000
                                                                                   ----------------------------
                                                                                    Actual          As Adjusted
                                                                                   --------         -----------
                                                                                          (in thousands)
          Short-term debt (including capital lease obligations) ..........         $  9,460          $  9,460
                                                                                   ========          ========
          Long-term debt (including capital lease obligations) ...........            6,203             6,203
                                                                                   --------          --------
          Shareholders' equity:
            Serial Preferred Stock, par value $.01 per share;
              10,000,000 authorized shares; no shares issued and
              outstanding on an actual and as adjusted basis .............               --                --
            Common stock, par value $.01 per share; 40,000,000 authorized shares; 4,639,475 shares issued and outstanding on an
              actual basis and 6,144,940 (1) shares issued and outstanding
              on an as adjusted basis ....................................               46                61
            Additional paid-in capital ...................................           13,848            15,644
            Accumulated deficit ..........................................           (4,344)           (4,344)
                                                                                   --------          --------
              Total shareholders' equity .................................            9,550            11,361
                                                                                   --------          --------
                Total capitalization .....................................         $ 15,753          $ 17,564
                                                                                   ========          ========


-------------------
(1) Reflects issuance of 5,465 additional shares on July 31, 2000 pursuant to Employee Stock Purchase Plan.

                                  ANTI-DILUTION

     Our net tangible book value available for common shareholders as of July 28, 2000 was approximately $8,654,000, or $1.87 per share of common stock. "Net tangible book value" is defined as our total shareholders' equity less intangible assets. "Net tangible book value per common share" is determined by dividing our net tangible book value available for common shareholders by the number of outstanding shares of common stock.

     After giving effect to the sale of the maximum approximately 1,500,000 shares of common stock in the rights offering at a purchase price of $1.25 per share, the pro forma net tangible book value available for common shareholders as of July 28, 2000 would have been approximately $10,465,000, or $1.70 per share of common stock. This represents an immediate decrease in net tangible book value of $0.17 per share to the existing shareholders, and an immediate anti-dilution of $0.45 per share to investors who purchase shares of common stock in the offering. This "anti-dilution" represents the difference between the offering price per share and the pro forma net tangible book value per share as adjusted for the offering.

     The following table illustrates this per share anti-dilution as of July 28, 2000, which is determined by subtracting the price paid by an investor that purchases shares in the offering from the net tangible book value per share after the offering.

Offering price per share (1) ....................................      $   1.25

Net tangible book value per share as of July 28, 2000 ...........      $   1.87
Decrease in net tangible book value per share
  attributable to payments by investors
  participating in the offering (2) .............................      $   0.17
                                                                       --------
Pro forma net tangible book value per share after offering ......      $   1.70
                                                                       --------
Anti-dilution of net tangible book value per share
  to investors participating in the offering ....................      $   0.45
                                                                       ========


-------------------
(1)  Before deducting the estimated offering expenses.
(2)  After deducting the estimated offering expenses.

                               THE RIGHTS OFFERING

     The following describes the rights offering in general and assumes (unless specifically provided otherwise) that you are a holder of our common stock on the record date. If you hold your shares in a brokerage account or through a dealer or other nominee, please see "--Instructions to Nominee Holders" below.

     BEFORE DECIDING WHETHER TO EXERCISE YOUR RIGHTS, YOU SHOULD READ CAREFULLY THIS PROSPECTUS, INCLUDING THE INFORMATION SET FORTH UNDER "RISK FACTORS," BEGINNING ON PAGE 9.

THE RIGHTS

     We are distributing non-transferable rights to shareholders who owned shares of our common stock on September 15, 2000, at no cost to the shareholders. We will give you 0.323 rights for each share of common stock that you owned on September 15, 2000. Each whole right will entitle you to purchase one share of our common stock for $1.25.

     We will not issue fractional rights or fractional shares. If the number of shares of common stock you held on the record date would result in your receipt of fractional rights, the number of rights issued to you is being rounded down to the nearest whole right. As a result, our shareholders of record that held fewer than four shares as of September 15, 2000 are not receiving rights.

     If you wish to exercise your rights, you must do so before 5:00 p.m., New York City time, on October 30, 2000. After that date, the rights will expire and will no longer be exercisable.

     Unless we decide to issue uncertificated shares in the rights offering, you will receive certificates representing the shares of our common stock that you purchase pursuant to the exercise of your rights as soon as practicable after October 30, 2000, whether you exercise your rights immediately prior to that date or earlier.

REASONS FOR THE RIGHTS OFFERING

     We have decided it would be in the best interests of our shareholders to raise money for working capital and general corporate purposes. After review by our management and Board of Directors, this rights offering was determined to be the best approach to obtaining such additional money.

     Yale T. Dolginow, our Chairman of the Board, President and Chief Executive Officer, has indicated to us that he intends to exercise all of the rights granted to him in connection with this rights offering, subject to market conditions. Other shareholders will have the opportunity to maintain their percentage ownership in our company by exercising their rights.

NO BOARD RECOMMENDATION TO SHAREHOLDERS

     Our Board of Directors does not make any recommendation to you about whether you should exercise any of your rights. If you do not exercise all of your rights, you will own a smaller percentage of our total outstanding common stock after completion of the rights offering. If you exercise your rights, you risk investment loss on new money invested. We cannot assure you that the $1.25 subscription price will remain at or below the market price for the common stock during the rights offering, or that anyone purchasing shares of our common stock will be able to sell those shares in the future at a higher price.

EXPIRATION DATE

     The rights expire at 5:00 p.m., New York City time, on October 30, 2000, unless we extend it, in our sole discretion. After that time, your rights will no longer be exercisable.

     In order to exercise your rights in a timely manner, you must assure that the subscription agent actually receives, prior to expiration date, the properly executed and completed rights certificate (or form of "notice of guaranteed delivery"), together with full payment for all shares you wish to purchase.

DETERMINATION OF SUBSCRIPTION PRICE

     The subscription price is $1.25 per share subscribed for, payable in cash. Our Board of Directors, excluding Yale T. Dolginow and Diane C. Dolginow, decided to set the subscription price for this rights offering at $1.25 per share after considering a variety of factors including:

     -    the historic and current market price of our common stock,

     -    general conditions in the securities market, and

     -    pricing of similar transactions

     Because of their interest in this transaction, Yale T. Dolginow, our Chairman of the Board, President and Chief Executive Officer, and Diane C. Dolginow, Director, did not participate in the deliberations or decision regarding the subscription price.

     The $1.25 per share subscription price should not be considered an indication of the actual value of Paper Warehouse or our common stock. We cannot assure you that the market price of our common stock will not decline during the rights offering. We also cannot assure you that you will be able to sell shares of our common stock purchased during the rights offering at a price equal to or greater than $1.25 per share.

NON-TRANSFERABILITY OF RIGHTS

     The rights are non-transferable which means that only you may exercise them. You may not sell, give away or otherwise transfer your rights to anyone.

TRANSFERABILITY OF SHARES

     Shares of our common stock issued in connection with this rights offering will be registered under the federal securities laws. Therefore, these shares of our common stock may be sold freely after the rights offering, subject to restrictions on our affiliates.

SUBSCRIPTION AGENT

     Wells Fargo Bank Minnesota, N.A. is acting as the subscription agent for the rights offering under an agreement with us. All rights certificates, payments of the subscription price, nominee holder certifications and notices of guaranteed delivery, to the extent applicable to your exercise of rights, must be delivered to Wells Fargo Bank Minnesota, N.A. as follows:

     IF BY MAIL:                       IF BY OVERNIGHT COURIER OR HAND DELIVERY:

     Wells Fargo Shareowner Services   Wells Fargo Shareowner Services
     Reorganization Department         Reorganization Department
     Wells Fargo Bank Minnesota, N.A.  Wells Fargo Bank Minnesota, N.A.
     P.O. Box 64858                    161 North Concord Exchange
     St. Paul, MN  55164-0858          South St. Paul, MN  55075

     We will pay the fees and expenses of Wells Fargo Bank Minnesota, N.A. We have also agreed to indemnify Wells Fargo Bank Minnesota, N.A. against certain liabilities in connection with the rights offering.

EXERCISE OF RIGHTS

     You may exercise your rights by delivering to the subscription agent, at the address specified above, at or prior to expiration date:

     - the properly completed and executed rights certificate(s) which evidence your rights, and

     - payment in full of the subscription price for each share you wish to purchase upon exercise of your rights.

     PLEASE DO NOT SEND RIGHTS CERTIFICATES OR RELATED FORMS TO US. PLEASE SEND THE PROPERLY COMPLETED AND EXECUTED FORM OF RIGHTS CERTIFICATE WITH FULL PAYMENT TO THE SUBSCRIPTION AGENT AT THE ADDRESS SPECIFIED ABOVE.

     You should read carefully the forms of rights certificate and related instructions and forms that accompany this prospectus. You should call the subscription agent (1-800-380-1372) promptly with any questions you may have.

METHOD OF PAYMENT

     Payment for the shares must be made by:

     - certified or cashier's check drawn upon a U.S. bank, personal check, a U.S. postal money order payable to "Wells Fargo Bank Minnesota, N.A., as subscription agent" or

     -    wire transfer of immediately available funds.

     Payment will be deemed to have been received by the subscription agent only upon clearance of any uncertified check or receipt by the subscription agent of any certified or cashier's check drawn upon U.S. bank, any U.S. postal money order or any funds transferred by wire transfers. PLEASE NOTE THAT FUNDS PAID BY UNCERTIFIED PERSONAL CHECK MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR. ACCORDINGLY, IF YOU WISH TO PAY BY MEANS OF AN UNCERTIFIED PERSONAL CHECK, WE URGE YOU TO MAKE PAYMENT SUFFICIENTLY IN ADVANCE OF OCTOBER 23, 2000, TO ENSURE THAT THE PAYMENT IS RECEIVED AND CLEARS BEFORE THAT DATE. WE ALSO URGE YOU TO CONSIDER PAYMENT BY MEANS OF A CERTIFIED OR CASHIER'S CHECK OR MONEY ORDER.

GUARANTEED DELIVERY PROCEDURES

     If you want to exercise your rights, but time will not permit your rights certificate to reach the subscription agent on or prior to October 30, 2000, you may exercise your rights if you satisfy the following guaranteed delivery procedures:

     - You send, and the subscription agent receives, payment in full for each share of common stock being subscribed for through the exercise of your rights, on or prior to October 30, 2000;

     - You send, and the subscription agent receives, on or prior to October 30, 2000, a notice of guaranteed delivery, substantially in the form provided with the attached instructions, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. The notice of guaranteed delivery must state your name, the number of rights that you hold and the number of shares of common stock that you wish to purchase upon exercise of your rights. The notice of guaranteed delivery must guarantee the delivery of your rights certificate to the subscription agent within three Nasdaq SmallCap Market trading days following the date of the notice of guaranteed delivery; and

     - You send, and the subscription agent receives, your properly completed and duly executed rights certificate, including any required signature guarantees, within three Nasdaq SmallCap Market trading days following the date of your notice of guaranteed delivery. The notice of guaranteed delivery may be delivered to the subscription agent in the same manner as your rights certificate at the addresses set forth under the heading "Subscription Agent," or may be transmitted to the subscription agent by facsimile transmission, to facsimile number
          (651) 450-4110. You can obtain additional copies of the form of notice of guaranteed delivery by requesting them from the subscription agent at the address set forth under the heading "Subscription Agent."

SIGNATURE GUARANTEES

     Signatures on the rights certificate do not need to be guaranteed if either:

     - the rights certificate provides that the shares of common stock to be purchased are to be delivered directly to the record owner of such rights, or

     - the rights certificate is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities

          Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

     If your signature on your rights certificate must be guaranteed, then it must be guaranteed by an "eligible guarantor institution," as defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, subject to the standards and procedures adopted by the subscription agent. Eligible guarantor institutions include banks, trust companies, brokers, dealers, credit unions, national securities exchanges and savings associations.

INSTRUCTIONS TO NOMINEE HOLDERS

     If you hold shares of our common stock for the account of others, such as a broker, bank, trustee or depository for securities or other nominee, you should contact the beneficial owners as soon as possible to obtain instructions and related certifications concerning their rights. Our request to you is further explained in the suggested form of letter of instructions from nominee holders to beneficial owners accompanying this prospectus. To the extent so instructed, nominee holders should complete appropriate rights certificates on behalf of beneficial owners and submit them on a timely basis to the subscription agent with the proper payment.

INCOMPLETE FORMS; INSUFFICIENT OR EXCESS PAYMENT

     If you do not indicate the number of rights being exercised, or do not forward sufficient payment for the number of rights that you indicate are being exercised, then we are entitled to accept the subscription forms and payment for the maximum number of rights that may be exercised based on the actual payment delivered. We will return any payment not applied to the purchase of shares under the rights offering procedures to those who made these payments as soon as practicable by mail. Interest will not be payable on amounts refunded.

PROHIBITION ON FRACTIONAL SHARES

     Each whole right entitles you to purchase one share of our common stock at the subscription price of $1.25 per share. We will not issue fractional rights or fractional shares. We will accept any inadvertent subscription indicating a purchase of fractional shares by rounding down to the nearest whole share and, as soon as practicable, refunding without interest any payment received for a fractional share.

HOW PROCEDURAL AND OTHER QUESTIONS ARE RESOLVED

     We are entitled to determine all questions concerning the timeliness, validity, form and eligibility of any exercise of rights. This determination will be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise or any right because of any defect or irregularity.

     Rights certificates will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine, in our sole discretion. Neither we nor the subscription agent has any duty to give notification of any defect or irregularity in connection with the submission of rights certificates or any other required document. Neither we nor the subscription agent will incur any liability for failure to give such notification.

     We reserve the right to reject any exercise of rights if the exercise does not comply with the terms of the rights offering or is not in proper form or if exercise of rights would be unlawful or materially burdensome.

NO REVOCATION

     Once you have exercised your rights, you may not revoke or change your exercise.

FOREIGN AND UNKNOWN ADDRESSES

     We are not mailing rights certificates to shareholders whose addresses are outside the United States or who have an APO or FPO address. In those cases, the rights certificates will be held by Wells Fargo Bank Minnesota, N.A. for those shareholders. To exercise their rights, these shareholders must notify Wells Fargo Bank Minnesota, N.A. prior to 11:00 a.m., New York City time, on the third business day prior to the expiration date.

RIGHT TO BLOCK EXERCISE DUE TO REGULATORY ISSUES

     We reserve the right to refuse the exercise of rights by any holder of rights who would, in our opinion, be required to obtain prior clearance or approval from any state, federal or foreign regulatory authorities for the exercise of rights or ownership of additional shares, if, at the expiration date, this clearance or approval has not been obtained. We are not undertaking to pay for any expenses incurred in seeking that clearance or approval.

     We are not offering or selling, or soliciting any purchase of, rights or underlying shares in any state or other jurisdiction in which this is not permitted. We reserve the right to delay the commencement of the rights offering in certain states or other jurisdictions if necessary to comply with local laws. However, we may elect not to offer rights to residents of any state or other jurisdiction whose law would require a change in the rights offering in order to carry out the rights offering in that state or jurisdiction.

WITHDRAWAL, AMENDMENT AND EXTENSION

     We reserve the right to withdraw, amend or extend the rights offering at any time prior to the expiration date and for any reason, including a change in the market price of our common stock. If we withdraw the rights offering, we will return all funds received in the rights offering to those persons who subscribed for shares in the rights offering. We will not, however, pay any interest on these funds.

ISSUANCE OF STOCK CERTIFICATES

     Unless we decide to issue uncertificated shares for the common stock purchased in the rights offering, we will issue stock certificates for shares purchased in the rights offering as soon as practicable after the expiration date. The subscription agent will deliver subscription payments to us only after consummation of the rights offering and the issuance of stock certificates to, or a book-entry for, those exercising rights.

     If you exercise rights, you will have no rights as a shareholder until certificates representing shares you purchased are issued or a book-entry has been made on the records of the subscription agent. Unless you instruct otherwise in your rights certificate, shares purchased by the exercise of rights will be registered in the name of the person exercising the rights.

EXPENSES OF THE RIGHTS OFFERING

     We will pay from the net proceeds of the rights offering or our available cash balances all of our incurred expenses of this offering, which we estimate will be approximately $64,000.

QUESTIONS AND ASSISTANCE CONCERNING THE RIGHTS

     You should direct any questions or requests for assistance concerning the method of exercising rights or requests for additional copies of this prospectus or any of the enclosed forms:

                        Wells Fargo Bank Minnesota, N.A.
                         Wells Fargo Shareowner Services
                            Reorganization Department
                        Wells Fargo Bank Minnesota, N.A.
                                 P.O. Box 64858
                             St. Paul, MN 55164-0858
                                 1-800-380-1372

                                    BUSINESS

     Paper Warehouse is a growing chain of retail stores specializing in party supplies and paper goods. As of July 28, 2000, we had 146 stores, including 99 company-owned stores and 47 franchise stores. These stores are conveniently located in major retail trade areas to provide customers with easy access. We operate these stores under the names Paper Warehouse and Party Universe and operate a web site under the name PartySmart.com. Our eight principal markets are:

  -  Minneapolis/St. Paul, MN      -  Kansas City, MO and KS      -  Denver, CO
  -  Oklahoma City/Tulsa, OK       -  Des Moines, IA              -  Seattle, WA
  -  Tucson, AZ                    -  Omaha, NE

     We offer an extensive selection of party supplies and paper goods, at everyday low prices, for a wide variety of celebratory occasions, everyday uses and seasonal events, including:

     CELEBRATORY OCCASIONS AND EVERYDAY USES               SEASONAL EVENTS
  -  birthdays                                   -  Valentine's Day     -  Halloween
  -  weddings                                    -  Easter              -  Christmas
  -  baby showers                                -  Fourth of July      -  Hanukkah
  -  graduations                                 -  Thanksgiving        -  New Year's
  -  other family and religious celebrations

     Through our 8,500 square foot superstore prototype, we offer a comprehensive selection of over 19,000 different products, offering customers the convenience of one-stop shopping for all of their party supplies and paper goods needs. Our merchandise is organized by party themes. The prominent signage, wide aisles, knowledgeable staff and depth of product offerings allow customers to coordinate various merchandise offerings for all party occasions. We believe that our extensive product selection and high in-stock positions stimulate customers to purchase additional products.

     The first Paper Warehouse store opened in Minneapolis, Minnesota in 1983. We purchased the business, consisting of three stores located in the Minneapolis/St. Paul metropolitan area in 1986, and incorporated it in Minnesota in 1987.

     Our executive offices are located at 7630 Excelsior Boulevard, Minneapolis, Minnesota 55426, and our telephone number is (952) 936-1000. Our web site address is http://www.paperwarehouse.com. Our web site and the information contained on that site, or connected to that site, are not incorporated into and do not constitute a part of this prospectus.

PAPER WAREHOUSE STORES

     FORMAT. We operate stores that range in size from 3,000 square feet to 8,500 square feet of retail space. We introduced our current 8,500-square foot prototype store in 1994, which was developed based on management's extensive retail and other industry experience, in addition to customer research. We believe it is the optimal store format for our future growth. Of our 99 company-owned stores, approximately 90% are 6,000 square feet or larger.

     Our stores are designed to create a customer-friendly environment. We use vibrant colors, theme-oriented merchandise displays and unique products to create a fun and festive shopping experience. The focal point of our stores is the seasonal display located at the front of each store, which creates a "store-within-a-store" appearance. This display maximizes the season's selling impact and is updated continuously to promote a fresh image within the store. To assist customers in coordinating party supplies for any occasion, we locate related departments, such as gift-wrap and greeting cards adjacent to one another and display related merchandise such as party hats, plates, cups and napkins together within a department. Customers are able to easily move about the different departments to find specific product categories due to prominent, easy-to-read signage, bright lighting and wide aisles. We believe that our store layout assists customers in finding and coordinating their party supply needs, and also encourages browsing, impulse purchases and repeat visits.

     In 1998 we introduced the "concept store." A concept store has a different look and feel than our other stores. These stores have more colorful ceilings, lower shelves in the front of the store, carpeting and confetti-tiled floors and new vibrant uncluttered signage. We endeavor to store all extra merchandise out of sight. These features give the store a very open and organized feel, allow customers to see merchandise throughout the store, and provide a more fun and festive shopping atmosphere. Of our 99 company-owned stores, 30 are concept stores. We anticipate that new company-owned stores will be concept stores, and we will selectively remodel existing stores to concept stores where the revenue potential justifies the investment. We believe that our concept stores will assist us in creating brand awareness, will generate strong sales per square foot and can be readily transferred to new markets. During fiscal 2000, we plan to open one new concept store, and relocate three stores and remodel two existing stores, all to incorporate the concept-store format.

     PARTY SMART. We are seeking to distinguish our business from our competitors by positioning Paper Warehouse as the party expert. We believe that we have the opportunity to create a distinct identity for ourselves, one in which customers equate us with the word "party" in every possible way. To achieve this recognition, during 1999 we implemented a program in our stores called Party Smart. We define Party Smart as being able to provide a customer with all the information and resources necessary to throw a party. Our goals for this program are to:

     -    increase average purchases per customer visit;

     -    increase the frequency of store visits; and

     -    develop customers' preference for us over our competitors.

The PARTY SMART program consists of:

     - providing helpful and engaging in-store presentations to add value to the shopping experience;

     - communicating our expertise by giving customers party ideas, decorating tips, referrals and planning advice;

     - creating a "party planning resource center" in each store that carries different types of brochures for different types of parties and seasonal events such as entertainment and catering ideas, games to play at children's birthday parties and shopping checklists; and

     - advertising our PARTY SMART concept through shopping bag inserts, window and aisle signs, buttons for employees, in-store audio messages, radio broadcasting and the Internet.

     CUSTOMER SERVICE. We seek to provide a high level of customer service to enhance our customer-friendly store environment. Store managers and sales associates are trained to assist customers with party planning and event coordination. In connection with our Party Smart program, all employees are trained on how to provide nontraditional customer service to our customers. We want our employees to be able to offer our customers party ideas, decorating tips, and referrals in addition to helping customers find and purchase products. In addition, we provide party planning guides and checklists. Our "no hassles" return policy makes it easy for customers to return or exchange products, which we believe, encourages customers to purchase additional product quantities. Certain products that require additional sales assistance, such as balloons and custom printing, are located near checkout counters where sales associates can readily assist customers. We continually monitor our level of customer service by regular store visits and by employing anonymous "mystery shoppers." Mystery shoppers visit all company-owned stores at least once per quarter to evaluate personnel on various aspects of customer service, including responsiveness, quality of product displays and store cleanliness. A portion of store managers' compensation is based on the results of these mystery shopper surveys.

     OPERATIONS AND TRAINING. Each company-owned store is typically operated by a store manager, one assistant manager and a varying number of full-time and part-time sales associates, depending on the store size, sales volume and selling season. Store managers are responsible for all aspects of a store's day-to-day operations, including employee hiring and training, work scheduling, expense control and customer service. These managers report to a district or operations manager, each of whom is responsible for approximately 10 to 18 stores. Within each geographic market, we use floating managers to assist in smaller stores that cannot support both a store manager and an assistant manager. In addition, floating managers support store managers during busy holiday seasons, and substitute for store managers during vacations and other absences, and work with newly hired store managers to ensure a smooth transition for sales personnel and customers.

     Before opening a new company-owned store, we train store managers intensely for two weeks, on average, depending on prior experience. During the new store set-up, our district management team provides additional training to our store managers. After the store opening, corporate headquarters personnel spend considerable time overseeing the operations. We schedule periodic training sessions for store managers in the central or district offices on various topics, including human resources, merchandising, loss prevention and employee supervision. We cover additional training topics at monthly managers' meetings and through monthly mailings, such as our Company newsletter.

     Paper Warehouse stores are typically open:

     Monday through Friday.......................   9:00 a.m. to 9:00 p.m.
     Saturday....................................   9:00 a.m. to 6:00 p.m.
     Sunday......................................  11:30 a.m. to 5:00 p.m.

SITE SELECTION AND LOCATIONS

     SITE SELECTION. In order to select the optimal location for our stores, we use a site selection process that considers various criteria, including:

     -    population density;

     -    demographics, including age and income;

     -    parking availability;

     -    storefront visibility and presence;

     -    local competition;

     -    traffic counts; and

     -    lease rates.

     We locate our stores in or near visible high traffic strip mall centers in close proximity to prominent mass merchandisers, discount or grocery store anchors. Our strategy of clustering stores in metropolitan markets promotes customer convenience and creates favorable economies of scale for marketing, advertising and operations.

     LOCATIONS. As of July 28, 2000, we had 99 company-owned stores in the following states:

                                             Number of Stores
                                             ----------------
          Arizona ...........................       4
          Colorado ..........................      14
          Iowa ..............................       6
          Kansas/Missouri ...................      18
          Minnesota .........................      28
          Nebraska ..........................       2
          Oklahoma ..........................      13
          Washington ........................      13
          Wisconsin .........................       1
                                                   --
          Total Company-Owned Stores ........      99
                                                   ==

MERCHANDISING

     OVERVIEW. Through our 8,500 square foot store prototype, we offer a comprehensive selection of over 19,000 products, providing customers the breadth of product offerings and the convenience of one-stop shopping for all party supplies and paper goods. Our merchandise is organized by party themes. The prominent signage and wide aisles in our stores allow customers easy access to coordinate the merchandise required for all party occasions. We also believe that our extensive and readily available merchandise selection often stimulates customers to purchase additional products.

     PARTY SUPPLIES. We offer an extensive selection of complementary and coordinating party supplies in unique and traditional patterns, colors and designs. Our party supplies include:

  -  invitations   -  plates    -  napkins    -  party favors   -  streamers   -  giftware
  -  banners       -  candles   -  balloons   -  party snacks   -  candy       -  seasonal novelties

     We typically offer, in our 8,500 square foot prototype, over 120 ensembles of everyday and seasonal party goods for many occasions, which include party hats, plates, napkins and cups. A significant portion of our juvenile party goods ensembles involves the use of movie and television figures, animated characters and celebrity likenesses licensed to the manufacturer of these ensembles.

     GIFT WRAPPING PRODUCTS. We offer a wide assortment of everyday and seasonal gift wrapping products in various patterns and colors, including gift-wrap, gift bags, gift boxes, tissue paper, ribbons, bows, shred, gift tags and tape. In addition to holiday selections, we offer distinctive gift packaging products for special occasions such as birthdays, graduations, weddings, baby showers and other family and religious celebrations.

     GREETING CARDS. We feature a wide variety of special occasion, seasonal and everyday greeting cards at significantly lower prices than national greeting card chain stores. In our 8,500 square foot prototype store, we offer over 10,000 traditional, humorous and contemporary brand name greeting cards.

     CATERING FOOD SERVICE SUPPLIES. We offer food service products such as plates, cups, serving trays and bowls and table coverings. In addition to offering such products to our regular party goods customers, many commercial users of food service products buy this product from us, including catering companies and non-profit organizations.

     LOW PRICES. We provide customers with everyday low pricing. We guarantee that we will meet or beat any advertised price on the products we offer. We reinforce our everyday low price strategy with in-store signage and through extensive promotional advertising.

PRODUCT SOURCING AND INVENTORY MANAGEMENT

     We purchase our merchandise from approximately 150 suppliers. During fiscal 1999, our largest supplier, Amscan Holdings, Inc., accounted for approximately 17% of our purchases and our 5 largest suppliers represented approximately 51% of our purchases. We do not have any long-term purchase commitments or exclusive contracts with any of our suppliers. We believe that alternative sources of product are available at comparable terms and conditions. We consider numerous factors in supplier selection, including price, payment terms, product offerings and product quality.

     We negotiate pricing with suppliers on behalf of all company-owned and franchise stores. We believe that this buying power enables us to receive favorable pricing terms and to more readily obtain high demand merchandise. Although franchise stores are responsible for purchasing their own inventory, franchisees are able to make purchases on our negotiated pricing terms. As we add new stores, we believe we will increase the volume of our inventory purchases and benefit further from increased discounts, trade allowances and more favorable payment terms from our suppliers.

     More than 95% of our everyday merchandise is shipped directly from the supplier to our stores. Shipping merchandise directly to our stores provides us with flexibility in pursuing new markets without the geographical constraints and costs associated with a central distribution system. Deliveries are processed and inventory items are inspected, sorted and priced in a segregated receiving area in the back of the store (approximately 10% of total gross square feet per store) before being placed on the selling floor. We believe that we realize substantial savings by not maintaining a large central distribution system.

     Some of our suppliers, such as overseas suppliers, will not ship directly to our stores, but will instead ship products directly to one store in each of our major metropolitan markets. This store then separates and ships the products to our other stores within that market. This approach allows us to make opportunistic volume purchases. We maintain space in the following principal markets, including Minneapolis/St. Paul, Denver, Des Moines, Kansas City, Oklahoma City, Omaha, Tucson, and Seattle, for the separation and redistribution of products to other stores within that market. We maintain a small warehouse in Minneapolis from which we separate and distribute merchandise systemwide, including to our franchise stores.

ADVERTISING AND MARKETING

     We maintain aggressive advertising and marketing programs. Our strategy of clustering stores in metropolitan markets enables us to cost effectively employ a variety of media. We primarily advertise through newspaper and direct mail inserts, and to a lesser degree, radio. We also promote products through the use of direct mail mini-catalogs as well as through in-store coupon books and party planning aids.

     Our advertising efforts are designed to educate consumers about our convenient store locations, promote the breadth and value of product offerings and stress the customer service levels and knowledge of our sales associates. Our advertising consists primarily of full color newspaper and direct mail inserts designed around major holidays and the spring and summer seasons. For fiscal 1999, we distributed 12 newspaper and direct mail inserts. We supplement inserts by radio advertising for Easter, the spring season, graduation, Halloween, and Christmas. In addition, we typically advertise the opening of new stores in newspaper and direct mail inserts as well as on the radio.

     We have a targeted direct mail program for special events. We mail mini-catalogs of wedding and graduation party goods to brides-to-be and families of high school graduates and have expanded this direct mail program to other special occasions such as a child's first birthday, and to organizations purchasing basic party and paper goods for commercial or institutional use. Our institutional customers include a variety of small businesses, caterers, food service companies, schools, synagogues, churches, civic groups and other organizations.

     For fiscal 1999, we spent approximately 68% of our marketing budget on full color newspaper and direct mail inserts, approximately 22% for radio advertising and the remainder on direct mail mini-catalogs and in-store sales promotions.

INFORMATION SYSTEMS

     Our information systems infrastructure is integral to our continued growth and essential towards enhancing our competitive position in the industry. We completed the installation of Point of Sale ("POS") terminals in our company-owned stores during fiscal 1996. The POS terminals allow price lookup and inventory tracking by product. By polling transaction data nightly from each store's POS terminals, the system provides daily sales information and inventory levels at store, department, class, and product level. This information allows the corporate office to monitor daily sales, gross profit, repricing and inventory by product across the entire store base. Also, our automatic merchandise replenishment system uses this information to reorder goods for individual stores based on specific product requirements.

     We completed the installation of JDA Retail Software Package ("JDA") in the first quarter of fiscal 1998. JDA operates on an IBM AS/400 platform, which required us to purchase new hardware. The JDA system supports the complete range of retail cycle functions in the areas of finance, merchandising and distribution, providing our management with more sophisticated tools to utilize the information collected by our POS terminals. While our previous information systems were already performing most of the functions of JDA, we believe that JDA has improved the efficiency of these tasks. During fiscal year 2000, we plan to develop enhancements such as data warehousing and

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

electronic data interchange to improve our ability to systematically manage inventory processes and reporting. We are also exploring ways to improve communication between the stores and the corporate office to enhance receiving processes, provide timely electronic communication between the corporate office and the stores and improve other back-office processes at the stores.

INTERNET AND E-COMMERCE

     In an effort to increase our sales and name recognition, in 1999 we developed and launched our Internet web site, PARTYSMART.COM to sell party supplies and paper goods. On this site, we offer everyday party goods for parties and celebrations such as baby showers, birthdays, theme parties and anniversaries. In addition, the site is regularly updated with themes and product offerings that match the current season. Our web site allows our customers to, among other things:

     -    put together an entire party;

     -    obtain party advice, ideas and tips;

     -    create personalized invitations and e-mail party guests;

     -    pay for everything at one time at a check-out screen;

     -    check on the status of orders that have already been placed;

     - receive e-mails from us about new items that would fit the selected party theme, or items asked about but were unavailable when the order was placed;

     - contact customer service about the products and services available on our web site;

     - preview our store to learn more about our history, products and services; and

     - receive other information about us, such as franchising opportunities, investor relations and career opportunities.

     The financial results of PARTYSMART.COM, launched in September 1999, have been disappointing to date. During fiscal 1999, we incurred start-up and operational costs of approximately $1.4 million, excluding the impairment charge, related to this venture. Subsequent to its launch and as the year progressed, our web site sales did not meet our expectations and losses were greater than we had initially anticipated. As we gained greater experience in the e-commerce field, the competitive advertising environment changed and we learned that the amount of advertising necessary to provide adequate visibility to our web site was far in excess of our available financial resources. In addition, we identified several navigational and other underlying coding errors in our web site that made it difficult for shoppers to find our web site and inhibited purchases from occurring on our web site. Due to these issues, we questioned whether the asset value of our web site, consisting primarily of capitalized internally developed software costs, was fully recoverable, and during the fourth quarter of fiscal 1999 we hired an outside firm to perform an appraisal. As a result of this appraisal, we recorded a pre-tax impairment charge of approximately $800,000 to reflect the related assets of PartySmart.com, Inc. at their fair market value. We intend to keep this distribution channel active, but on a smaller scale. Our web site continues to be operational, but we have taken the following steps to minimize our financial exposure:

     -    we have appointed an on-site web master;

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

     - our strategic partner has fixed the navigational problems at no cost to the company;

     - our experienced merchandise team will continue to merchandise the web store; and

     - we have moved fulfillment (processing and shipping of orders) and it is now handled out of our newly relocated 12,100 square foot Maple Grove, Minnesota location.

FRANCHISING

     We have offered franchises of our Paper Warehouse store concept since October 1987. As of July 28, 2000, we had 37 franchisees operating 47 franchise stores located in the following states:

                                             Number of Stores
                                             ----------------
     Arizona ................................       1
     Colorado ...............................       6
     Florida ................................       1
     Georgia ................................       1
     Illinois ...............................       2
     Iowa ...................................       2
     Kansas .................................       2
     Kentucky ...............................       1
     Louisiana ..............................       4
     Maryland ...............................       1
     Minnesota ..............................       1
     Mississippi ............................       1
     Missouri ...............................       1
     Montana ................................       3
     Nebraska ...............................       3
     Nevada .................................       1
     North Dakota ...........................       4
     South Dakota ...........................       5
     Tennessee ..............................       1
     Texas ..................................       4
     Wyoming ................................       2
                                                   --
     Total Franchise Stores .................      47
                                                   ==

     We typically establish franchise stores in markets outside of metropolitan areas with company-owned stores, as we believe these markets are not usually served adequately by the party supplies and paper goods industry. In addition to generating franchise revenues, franchise stores benefit us through increased name recognition and increased buying power with our suppliers.

     We assist franchisees in opening and operating a Paper Warehouse store. During the pre-opening phase, our support includes:

     -    site evaluation and assistance with lease negotiations;

     -    store build-out assistance;

     -    fixtures, equipment, supplies and inventory procurement;

     -    opening advertising materials; and

     -    operations training.

     We make available to our franchisees services such as business planning, operations and promotional activities. In addition, we perform the merchandising process for our franchisees. We make periodic inspections of the franchise stores to ensure that the franchisee is complying with our various requirements and quality standards. We may, in the future, enter into multiple store development agreements with franchisees granting them certain exclusive rights to develop stores in specified markets, so long as the franchisee meets a stated development schedule and complies with other provisions of the development agreement and the franchise agreement.

     Our franchise revenues are comprised of initial franchise fees and continuing royalty payments. Our current initial franchise fee ranges from $19,000 to $25,000 for new franchisees, depending on the type of store. We may offer a discount franchise fee for developers opening multiple stores. If a franchisee enters into a second or third franchise agreement they will receive a discount on the initial fee associated with the second or third store. Franchisees are also required to pay us a continuing royalty equal to a percentage of their weekly gross sales. Historically, this percentage has varied from 3% to 5%. Currently, new franchises pay us a continuing royalty of 4% of gross sales.

     The franchisee's initial investment depends primarily upon store size. This investment includes the initial franchise fee, real estate and leasehold improvements, fixtures and equipment, signs, POS systems, deposits and business licenses, initial inventory, opening promotional expenses and working capital. We reserve the right to require franchisees to pay a weekly advertising fee not to exceed 1% of gross sales, although to date we have not charged this fee. Each franchisee is granted a license from us for the right to use certain of our intellectual property rights, including the mark Paper Warehouse or Party Universe and related designs. Our franchise agreements are for a ten-year term and contain conditional renewal options.

COMPETITION

     The party supplies and paper goods retailing business is highly competitive. In order to compete successfully against other party supplies and paper goods retailers, we believe we must maintain convenient locations, broad merchandise selections, competitive pricing and strong customer service. Our stores compete with a variety of smaller and larger retailers, including:

     -    specialty party supply retailers;

     -    other party superstores such as Party City and Factory Card Outlet;

     -    card shops such as Hallmark;

     - designated departments in mass merchandisers, discount retailers, toy stores, drug stores, supermarkets and department stores; and

     -    other Internet retailers.

     Four other party goods retailers are currently having significant financial difficulties. We believe the following factors distinguish our business from these competitors:

     -    we have grown our number of stores in a more controlled manner;

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

     - our clustering growth strategy creates a critical mass of stores in our principal markets, which allows us to promote customer convenience and create favorable economies of scale for marketing, advertising and operations; and

     - we have a strong dedicated senior management team and board of directors with significant retail experience.

TRADEMARKS AND SERVICE MARKS

     We use the marks PAPER WAREHOUSE, PARTY UNIVERSE and PARTY SMART, which are all federally registered. We are aware of the common law usage of the name PAPER WAREHOUSE by several companies in various parts of the United States, which may prevent us from using that name in certain regional markets. In markets where we cannot use PAPER WAREHOUSE, we intend to use the name PARTY UNIVERSE. Because of our regional approach to advertising and store clustering, we believe that the use of a single trademark within each market is more important to our growth and business strategy than the use of one mark nationally.

GOVERNMENT REGULATION

     As a franchisor, we comply with rules and regulations adopted by the Federal Trade Commission and with state laws that regulate the offer and sale of franchises. We also comply with a number of state laws that regulate certain substantive aspects of the franchisor-franchisee relationship. These laws regulate the franchise relationship, for example, by requiring the franchisor to deal with franchisees in good faith, by prohibiting interference with the right of free association among franchisees and by regulating illegal discrimination among franchises with regard to charges, royalties or fees. To date, those laws have not kept us from seeking franchisees in any given area and have not affected our operations.

     All of our stores comply with regulations adopted by federal agencies and with licensing and other regulations enforced by state and local health, sanitation, safety, fire and other departments. More stringent and varied requirements of local governmental bodies with respect to zoning, land use and environmental factors and difficulties or failures in obtaining the required licenses or approvals can delay and sometimes prevent the opening of a new store. In addition, we comply with the Fair Labor Standard Act and various state laws governing matters such as minimum wage, overtime and other working conditions. We also comply with the provisions of the Americans with Disabilities Act of 1990, which generally requires that employers provide reasonable accommodation for employees with disabilities and that stores be accessible to customers with disabilities.

EMPLOYEES

     As of July 28, 2000, we employed approximately 360 full-time and approximately 800 part-time employees. We consider our relationships with our employees to be good. None of our employees are covered by a collective bargaining agreement.

     We own a 23,000 square foot building in a suburb of Minneapolis, Minnesota, in which our headquarters are located. During 1999, we refinanced this corporate office building. The $1.1 million term note is payable in monthly installments of $8,612, including interest at 7.125%, through May 2009, and is secured by a first mortgage on our office headquarters.

     We lease a 22,000 square foot building in a suburb of Minneapolis, Minnesota for warehouse space. We lease all the locations for our 99 company-owned stores. We anticipate that our new company-owned stores will typically have ten-year leases with at least one five-year renewal option.

                              PLAN OF DISTRIBUTION

     On or about October 2, 2000, we will distribute the rights and copies of this prospectus to individuals who owned shares of common stock on September 15, 2000. If you wish to exercise your rights and purchase shares of our common stock at the subscription price of $1.25 per share, you should complete the rights certificate and return it, along with payment for the shares, to the subscription agent, Wells Fargo Bank Minnesota, N.A., at the address on page 23. See "The Rights Offering--Exercise of Subscription Rights."

     Yale T. Dolginow, our Chairman of the Board, President and Chief Executive Officer, has indicated to us that he intends to exercise all of the rights he will be granted in connection with this offering, subject to market conditions, which means that we will issue to Mr. Dolginow 619,011 shares in connection with this rights offering.

     We have agreed to pay the subscription agent a fee of $4,000 plus certain expenses. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of rights. Except as described in this section, we are not paying any other commissions, fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the rights offering will be $64,000.

                  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     This section discusses the material U.S. federal income tax consequences of the rights offering to:

     - beneficial owners of the common stock upon distribution of the rights, and

     -    holders of rights upon exercise of the rights.

The discussion is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change prospectively or retroactively. We have not sought, nor do we intend to seek, any ruling from the Internal Revenue Service or an opinion of counsel related to the tax matters described below.

     The discussion is limited to U.S. taxpayers who hold common stock, and who will hold the rights and any shares acquired upon the exercise of the rights as capital assets, which are generally property held for investment. The discussion does not include any tax consequences under state, local or foreign law. Because the rights are non-transferable, no discussion is made of the tax consequences associated with the purchase, sale or transfer of rights. Financial institutions, broker-dealers, nominee holders of common stock or rights, life insurance companies, tax-exempt organizations, foreign persons and possibly other types of taxpayers may be subject to special provisions of the tax law or subject to other tax considerations not discussed below.

     SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THEIR OWN RESPECTIVE TAX SITUATIONS OR SPECIAL TAX CONSIDERATIONS THAT MAY APPLY TO THEM, INCLUDING WITHOUT LIMITATION FOREIGN, FEDERAL, STATE AND LOCAL LAWS THAT MAY APPLY.

DISTRIBUTION OF THE RIGHTS

     Owners of our common stock should not recognize taxable income solely as a result of the distribution of the rights.

BASIS AND HOLDING PERIOD OF THE RIGHTS

     The tax basis of the rights to a recipient shareholder should be zero, assuming the following exceptions do not apply. If, however, either:

     - the fair market value of the rights on the date of distribution is 15% or more of the fair market value (on the date of distribution) of the common stock held by the shareholder, or

     - the shareholder elects (pursuant to Internal Revenue Code Section 307(b)(2) and the related Treasury regulations) to allocate the shareholder's basis in common stock to the rights, which election must be made in the shareholder's federal income tax return for the taxable year in which the rights are received, then, upon exercise of the rights, the shareholder's basis in such common stock will be allocated between the common stock and the rights in proportion to the relative fair market values of the common stock and the rights on the date of distribution.

     The holding period of a shareholder with respect to the rights received as a distribution on such shareholder's common stock will include the shareholder's holding period for the common stock with respect to which the rights were distributed.

EXERCISE OF THE RIGHTS AND BASIS AND HOLDING PERIOD OF THE ACQUIRED SHARES

     Holders of rights should not recognize any gain or loss upon exercise of the rights. The basis of the shares acquired through exercise of the rights should be equal to the sum of the subscription price for the rights exercised and the holder's basis in such rights (if any). The holding period for the shares acquired through exercise of the rights will begin on the date the rights are exercised.

SALE OF THE ACQUIRED SHARES

     An owner of shares acquired by exercise of the rights should recognize gain or loss upon the sale of their shares in an amount equal to the difference between the amount realized by the shareholder on such sale and the shareholder's basis in the shares. The gain or loss so recognized should be long-term or short-term capital gain or loss, depending on whether the shares have been held for more than one year after exercise of the rights, assuming the shareholder held the shares as a capital asset.

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

LAPSE OF THE RIGHTS

     If the rights expire unexercised, the holder of such rights should not recognize any loss, and no adjustment will be made to the basis of the common stock, if any, owned by such holders.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     If a holder receives any reportable payment pursuant to the rights offering, the holder may be subject to backup withholding at the rate of 31% on such payments unless the holder:

     - is a corporation or is otherwise exempt and demonstrates the basis for the exemption if so required, or

     - provides a correct taxpayer identification number and certifies under penalties of perjury that the taxpayer identification number is correct and that the holder is not subject to backup withholding

Any amount withheld under these rules will be credited against such holder's federal income tax liability, if any. We may require holders to establish their exemptions from backup withholding or to arrange for payment of backup withholding.

                                  LEGAL MATTERS

     Certain legal matters in connection with this rights offering will be passed upon for us by Oppenheimer Wolff & Donnelly LLP, Minneapolis, Minnesota.

                                     EXPERTS

     The consolidated financial statements of Paper Warehouse, Inc. as of January 28, 2000 and for the year then ended January 28, 2000 have been incorporated by reference in this prospectus and included elsewhere in this registration statement in reliance upon the report of Grant Thornton LLP, independent certified public accountants, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Paper Warehouse, Inc. as of January 29, 1999, and for each of the years in the two-year period ended January 29, 1999 have been incorporated by reference in this prospectus and included elsewhere in this registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

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